Mail Stop 4561

      							August 30, 2005

Via U.S. Mail and Fax (949) 855-6685
Mr. Michael Young
Chief Executive Officer and Principal Accounting Officer
Sensor System Solutions, Inc.
45 Parker Ave, Suite A
Irvine, CA 92618

	RE:	Sensor System Solutions, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 19, 2005
		Form 10-KSB/A for the fiscal year ended December 31,
2004
		Filed May 20, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-30573

Dear Mr. Young:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operations

Total Operating Expenses, page 13

1. Please explain to us why the shares granted on December 4 are valued based on the valuation as of May 24 rather than the fair value as of December 4. In addition, explain whether the number of shares to be issued is subject to change based on the market value of the shares when they are issued or whether it is the amount of the settlement that may change. Also, explain to us why these shares were still not issued as of December 31. Also, clarify to us the types of services that these shares were issued in consideration of and whether such services are recurring. Please cite the applicable accounting literature in your response.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

2. It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or ineffective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Financial Statements

Statement of Changes in Stockholders` Deficiency, page F-4

3. Explain to us how you determined to classify common stock to be issued as equity as opposed to as a liability is appropriate. It appears that the amount of shares to be issued is variable. See paragraph 12 of SFAS 150.

Note 1 - Summary of Significant Accounting Policies

Merger, page F-6

4. Clarify to us the accounting for the interest in Spectre
Holdings,
Inc. We do not understand why you would not have control over a wholly owned subsidiary or why that subsidiary would not be considered owned as of the merger date. Also, tell us the amounts of the assets and liabilities that were transferred to Spectre
Holdings
Inc. and clarify whether that entity had any operations in 2004.

Note 9 - Stockholders` Equity, page F-14

5. Clarify to us the terms of loan settlement on September 3. Specifically, explain whether the number of shares to be issued are subject to change based on the market value of the shares when they are issued or whether it is the amount of the settlement that may change. Also, explain to us why these shares were still not issued as of December 31.


*    *    *    *


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Mr. Michael Young
Sensor System Solutions, Inc.
August 30, 2005
Page 1